Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Kenworth Expands Product Line with Cummins Westport Engine

     VANCOUVER, Dec. 22 /CNW/ - Cummins Westport Inc. (CWI), a leading provider of high-performance, alternative fuel engines for the global market, announced today that Kenworth Truck Company is expanding its industry-leading product line with the introduction of the Cummins Westport ISL G natural gas engine for the Kenworth T800 short hood and W900S models. Now available for order, Kenworth's natural gas models are focused on vocational, municipal, and pickup and delivery applications.
     "The ISL G Kenworth T800 short hood and W900S models provide an excellent, low-emission solution combined with outstanding efficiency, horsepower and torque," said Gary Moore, Kenworth assistant general manager for marketing and sales. "Kenworth's green product offering, which also includes T800 liquefied natural gas vehicles with the Westport GX engine, medium duty diesel-electric hybrids and aerodynamic trucks, continues to lead the trucking industry in North America." In 2009, Kenworth became the first truck manufacturer to receive the Environmental Protection Agency's Clean Air
Excellence award in recognition of its environmentally friendly products.
     Roe East, President of Cummins Westport, added, "Kenworth adding CWI engines to several models reaffirms our position in market leadership for natural gas engines. Kenworth now offers customers clean, economic natural gas power for a variety of truck applications."

     About the Cummins Westport ISL G

     The Cummins Westport ISL G, an 8.9 litre stoichiometric cooled-exhaust gas recirculation (EGR) engine, meets 2010 EPA emissions, reduces greenhouse gas emissions, and offers top-level performance and efficiency. The ISL G engine operates on either compressed natural gas (CNG) or liquefied natural gas (LNG), both of which are cost effective, low carbon, and low emissions fuels. With ratings up to 320 hp and 1,000 lb-ft of torque, the ISL G is 2010 compliant with a maintenance free three way catalyst (TWC) and does not require the use of selective catalytic reduction (SCR) or a diesel particulate filter (DPF). CNG and LNG fuel tanks can be configured to suit customer applications and range requirements. More information about the ISL G can be found at: www.cumminswestport.com/products/islg.php
     For more information on Kenworth CNG or LNG trucks, contact your Kenworth dealer.

     About Cummins Westport Inc.

     Cummins Westport Inc. manufactures and sells the world's widest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses. CWI is a joint venture of Cummins Inc.
(NYSE:CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Innovations Inc.
(NASDAQ:WPRT/TSX:WPT), a leading developer of technologies that allow engines to operate on clean-burning fuels such as natural gas, hydrogen, and hydrogen-enriched natural gas (HCNG). www.cumminswestport.com

     Note: This document contains forward-looking statements about Cummins
Westport's business, operations, technology development or to the environment in which it operates, which are based on Cummins Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Cummins Westport's control and may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks relating to the timing and availability of Cummins Westport products, and other risk factors discussed in Westport
Innovations Inc. most recent Annual Information Form and other filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Cummins
Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00004375E          %CIK: 0001370416

     /For further information: Inquiries: Cummins Westport Inc./Westport
Innovations Inc., Darren Seed, Director, Investor Relations, Phone: (604)
718-2046, Email: invest(at)westport.com, Web: www.westport.com; Cummins Inc.,
Mark Land, Public Relations Director, Phone: (317) 610-2456, Email:
mark.d.land(at)Cummins.com, Web: www.cummins.com;/

CO:  Cummins Westport Inc.

CNW 08:30e 22-DEC-09